WHITE KNIGHT RESOURCES LTD.

FIRST QUARTER REPORT

FOR THE

THREE MONTH PERIOD ENDED

SEPTEMBER 30, 2002

White Knight Resources Ltd.

Schedule A
Statement 1

CONSOLIDATED BALANCE SHEETS
(Prepared by management without audit)
Canadian Funds

	September 30 2002	June 30 2002
ASSETS		
Current		
Cash	$ 230,705	$ 508,667
Accounts receivable	593	4,404
Deposits and prepaid expenses	9,194	11,229
	240,492	524,300
Mineral properties (Note 3)	1,125,714	959,194
Deferred exploration costs (Note 4)	429,682	407,982
Reclamation bonds	243,580	232,930
Fixed assets (Note 5)	8,740	9,484
	$ 2,048,208	$ 2,133,890
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 14,385	$ 49,478
Due to related parties (Note 6)	105,050	90,701
	119,435	140,179
SHAREHOLDERS' EQUITY		
Share Capital (Note 7)	11,482,170	11,482,170
Deficit	(9,553,397)	(9,488,459)
	1,928,773	1,993,711
	$ 2,048,208	$ 2,133,890

On behalf of the Board:

"John M. Leask"
Director

"Megan M. Cameron-Jones"
Director

The accompanying notes are an integral part of these financial statements.

White Knight Resources Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Prepared by management without audit)
For the period ending September 30
Canadian Funds

Schedule A
Statement 2

	2002		2001	
	Quarter to Date	Year to Date	Quarter to Date	Year to Date
EXPENSES				
Amortization	$ 744	$ 744	$ 1,519	$ 1,519
Banking charges & interest	334	334	236	236
Consulting & technical	14,493	14,493	12,248	12,248
General corporate expenses	1,830	1,830	1,406	1,406
Investor relations & shareholder information	9,157	9,157	182	182
Legal	7,601	7,601	2,293	2,293
Management fees	12,000	12,000	12,000	12,000
Rent	3,056	3,056	2,956	2,956
Telephone	914	914	1,896	1,896
Transfer agent & listing fees	865	865	537	537
Travel and entertainment	7	7	1,194	1,194
LOSS BEFORE UNDER-NOTED ITEMS	**51,001**	**51,001**	**36,467**	**36,467**
Interest	(2,592)	(2,592)	(7,290)	(7,290)
Gain on foreign exchange	(16,993)	(16,993)	(34,742)	(34,742)
Option payments received (net)	3,270	3,270	(44,410)	(44,410)
Write-off of exploration costs	30,252	30,252	48,163	48,163
LOSS (EARNINGS) FOR THE PERIOD	64,938	64,938	(1,812)	(1,812)
DEFICIT, BEGINNING OF PERIOD	9,488,459	9,488,459	7,809,276	7,809,276
DEFICIT, END OF PERIOD	**9,553,397**	**9,553,397**	**$ 7,807,464**	**$ 7,807,464**
BASIC & DILUTED LOSS (EARNINGS) PER COMMON SHARE	$ (0.002)	$ (0.002)	$ 0.000	$ 0.000

The accompanying notes are an integral part of these financial statements.

White Knight Resources Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Prepared by management without audit)
For the period ending September 30
Canadian Funds

Schedule A
Statement 3

		2002		2001	
		Quarter to Date	**Year to Date**	**Quarter to Date**	**Year to Date**
Cash Flows From					
Operating Activities	Earnings (loss) for the period	$ (64,938)	$ (64,938)	$ 1,812	$ 1,812
	Amortization	744	744	1,519	1,519
	Write-off of exploration costs	30,252	30,252	48,163	48,163
	Changes in non-cash working capital				
	Decrease in accounts receivable	3,811	3,811	132	132
	Decrease in deposits and prepaid expenses	2,035	2,035	231	231
	Increase (decrease) in a/p and accr. liabilities	(35,093)	(35,093)	7,150	7,150
	Increase (decrease) in due to related parties	14,349	14,349	(1,057)	(1,057)
		(48,840)	(48,840)	57,950	57,950
Investing Activities	Acquisition of mineral properties	(166,520)	(166,520)	(91,125)	(91,125)
	Exploration and development costs	(51,952)	(51,952)	(49,960)	(49,960)
	Promissory note			(2,976)	(2,976)
	Reclamation bonds	(10,650)	(10,650)	(9,674)	(9,674)
		(229,122)	(229,122)	(153,735)	(153,735)
Financing Activities	Issuance of Share Capital				
Net Decrease in Cash		(277,962)	(277,962)	(95,785)	(95,785)
Cash – Beginning of Period		508,667	508,667	596,417	596,417
Cash – End of Period		230,705	230,705	500,632	500,632

The accompanying notes are an integral part of these financial statements.

White Knight Resources Ltd.
Notes to Financial Statements
(Prepared by management without audit)
For the period ending September 30, 2002

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. These financial statements have been prepared on a going concern basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has working capital of $121,057 at September 30, 2002 and accumulated losses of $9,553,397. Its ability to continue as a going concern is dependent upon the continued support of the related parties, the discovery of economically recoverable reserves, the ability of the Company to raise equity financing and the attainment of profitable operations. These financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, White Knight Gold (U.S.) Inc, CUN Minerals, Inc. and Quito Gold Corp. All significant inter-company balances and transactions have been eliminated upon consolidation.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Deferred exploration costs

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or abandoned or management has determined there to be an impairment. These costs will be amortized over the proven reserves available on the related property following commencement of production.

Values

The amount shown for mineral properties and for deferred exploration costs represent costs to date, and are not intended to reflect present or future values.

Foreign currency translation

The activities of the Company's subsidiaries, which are integrated foreign operations, are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in loss for the period.

Stock-based compensation

The Company grants stock options as described in Note 7. No compensation expense is recognized when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock.

Loss per share

In accordance with the revised recommendations of the Canadian Institute of Chartered Accountants, the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. The new standard has been applied on a retroactive basis and had no material impact on the amounts presented.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.

Capital assets and amortization

Capital assets are recorded at cost less accumulated amortization. Amortization is being provided for quarterly, using the declining balance method of amortization at the following rates:

Vehicles and equipment	30%
Office equipment	20%

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. MINERAL PROPERTIES

	Balance at Jun 30/02	Additions To Sep 30/02	Recoveries to Sep 30/02	Write-offs to Sep 30/02	Balance at Sep 30/02
Nevada					
• Cabin Creek	$ 8,037	$ 5,191	$	$	$ 13,228
• Cottonwood	14,420	11,139			25,559
• Gold Bar Horst	38,268	24,254			62,522
• Gold Pick	5,088	3,223			8,311
• Hunter	21,059	8,408			29,467
• Indian Ranch	109,031	61,877			170,908
• New Pass	369,842	18,154			387,996
• Slaven Canyon	13,647	8,657			22,304
• Squaw Creek	379,802	25,617			405,419
Total	959,194	166,520			1,125,714

Nevada Properties

Cabin Creek

The Company acquired the Cabin Creek property in October 2001 by staking. The property comprises 30 unpatented claims located in Eureka County.

Cottonwood

Since the fall of 2001, the Company has staked 56 unpatented claims and executed a Mining Lease Agreement dated February 2002 on six adjacent unpatented claims, located in Eureka County. The terms of the agreement require the Company to pay an initial lease payment of US$1,000, successive annual lease payments totaling US$8,000 and 80,000 common shares of the Company over the next four year period, and US$5,000 per year thereafter. There is an underlying Net Smelter Return of 4% on the sale of gold on production greater than 50,000 oz and less than 150,000 oz. On gold production less than 50,001 oz and greater than 150,000 oz, the Lessor retains a Net Smelter Return with the royalty ranging between 1% for gold prices under US$350/oz to 2% for a gold price of US$500/oz or higher. The Company also has the option to purchase the claims and the royalty for US$50,000.

Gold Bar Horst

The Company staked the Gold Bar Horst property in September 2001. The property comprises 143 unpatented claims located in Eureka County.

Gold Pick

The Company staked the Gold Pick property in June 2002. The property comprises 19 unpatented claims located in Eureka County.

Hunter

Since September 2001, the Company has staked 46 unpatented claims and in February 2002, executed a Mining Lease Agreement on 2 adjacent unpatented claims, located in Eureka County. The terms of the Mining Lease Agreement require the Company to pay an initial lease payment of US$2,000 and issue 20,000 common shares of the Company, and then make successive annual lease payments totaling US$12,000 and issue 80,000 common shares of the Company over the next four year period, and pay US$7,000 per year thereafter. The Lessor retains a Net Smelter Return with the royalty ranging between 1% for gold prices under US$350/oz to 2% for a gold price of US$500/oz or higher. The Company also has the option to purchase the claims and the royalty for US$75,000.

Indian Ranch

In 1994, the Company entered into a lease agreement for a 100% interest in 48 claims located in Eureka County by issuing 100,000 shares. The agreement is subject to a 6% net smelter return royalty payable to the lessee, which may be converted to a 3% net smelter return royalty and a 3% net profits interest by paying US$1,500,000. The Company holds an additional 301 claims within the area of interest.

In 1997, the Company entered into an option agreement with Chapleau Resources Ltd. ("Chapleau") which was subsequently amended. Pursuant to the terms of the agreement and the subsequent amendment, in June of 2001 Chapleau vested a 40% undivided interest in the property by making option payments totaling US$400,000 and incurring cumulative expenditures of US$1,500,000.

In 2001, the Company and Chapleau entered into an option agreement with Kennecott Exploration Company ("Kennecott") whereby Kennecott could earn a 60% interest in the property by making option payments and incurring cumulative expenditures. Kennecott terminated the option agreement in November 2001 and as a result, Chapleau's 40% vested interest reduced to a 25% undivided interest in the property.

6

New Pass

In 1998, the Company purchased a 100% interest in the New Pass property from Quest USA Resources Inc. by making payments totaling US$165,000, subject to a 2.75% net smelter return royalty. In 2000, the Company purchased the 2.75% net smelter return royalty by issuing 100,000 common shares of its capital stock to the vendor. New Pass is comprised of 107 claims located in Churchill County.

Slaven Canyon

The Company staked 51 unpatented claims located in Lander County in September 2001.

Squaw Creek

Since 1996, the Company has held a 100% interest in 151 claims located in Elko County which were acquired by staking.

4. DEFERRED EXPLORATION AND DEVELOPMENT COSTS

Exploration Expenditures

	Balance at Jun 30/02	Additions to Sep 30/02	Balance at Sep 30/02
By Type of Cost			
• Assays	$ 680,078	$ 545	$ 680,623
• Consulting	2,164,615	47,687	2,212,302
• Drafting & report preparation	381,441	1,875	383,316
• Drilling	2,753,845		2,753,845
• Field operations	626,539	5,115	631,654
• Reclamation	173,772		173,772
• Recording	80,079		80,079
• Supervision	356,177		356,177
• Surveys	320,921		320,921
• Transportation	91,287		91,287
• Trenching & site preparation	368,921		368,921
• Recovery	(4,897,361)	(3,270)	(4,900,631)
• Write-off	(2,692,332)	(30,252)	(2,722,584)
Total	$ 407,982	$ 21,700	$ 429,682

	Balance at Jun 30/02	Additions To Sep 30/02	Recoveries to Sep 30/02	Write-offs to Sep 30/02	Balance at Sep 30/02
By Project					
• Cabin Creek	$ 23,635	$ 1,438	$	$	$ 25,073
• Cottonwood	30,089	427			30,516
• Gold Bar Horst	39,201	1,837			41,038
• Gold Pick	23,704	12,709			36,413
• Hunter	21,702	481			22,183
• Indian Ranch		2,631	(2,631)		
• New Pass	222,777	1,632			224,409
• Slaven Canyon	46,874	3,176			50,050
• Squaw Creek		640	(640)		
• General Exploration		30,252		(30,252)	
Total	$ 407,982	$ 55,223	$ (3,271)	$ (30,252)	$ 429,682

7

5. FIXED ASSETS

	Cost	Accumulated Amortization	Net Book Value Sep 30 2002	Net Book Value Sep 30 2001
Vehicles and equipment	$ 43,362	$ 37,107	$ 6,255	$ 37,005
Office equipment	9,204	6,719	2,485	3,270
	$ 52,566	$ 43,826	$ 8,740	$ 40,275

6. RELATED PARTIES

During the period ended September 30, 2002, the Company entered into the following transactions with related parties:

(a) Paid or accrued $12,000 (2001 - $12,000) in management fees to directors and officers of the Company and to companies controlled by directors of the Company.

(b) Paid or accrued $NIL (2001 - $1,875) in administration fees to a company controlled by a director of the Company.

(c) Paid or accrued $34,138 (2001 - $29,192) in consulting fees to directors and officers of the Company and to companies controlled by directors of the Company, of which $28,138 (2001 - $23,192) are included or written off to Deferred Exploration Costs.

At September 30, 2002, there is $105,050 (2001 - $90,701) payable to directors and officers of the Company and to companies controlled by directors of the Company. The amounts are unsecured and non-interest bearing.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

7. SHARE CAPITAL

	Number of Shares	Amount
Authorized:		
100,000,000 common shares without par value		
Issued:		
Balance as at June 30, 2002	28,781,152	$ 11,482,170
Balance as at September 30, 2002	28,781,152	$ 11,482,170

As at September 30, 2002, warrants were outstanding enabling the holders to acquire the following number of shares:

Number of Shares	Exercise Price	Expiry Date
3,708,132	$0.44	November 18 2002
1,941,176	$0.25	June 27, 2004

As at September 30, 2002, director and employee stock options were outstanding enabling the holders to acquire the following number of shares:

Number of Shares	Exercise Price	Expiry Date
25,000	$0.10	October 6 2002
50,000	$0.10	October 29 2002
337,500	$0.10	January 13 2003
125,000	$0.10	October 16 2003
50,000	$0.10	March 16 2004
400,000	$0.22	May 27 2004
617,500	$0.10	February 21 2005
1,055,000	$0.10	May 14 2006
2,660,000		

In accordance with TSX Venture Exchange policy, the Company is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price or a discounted price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options
Balance at June 30, 2002	2,660,000
Balance at September 30, 2002	2,660,000

8. SUBSEQUENT EVENTS

The Company made an application to the TSX Venture Exchange to extend the exercise term of 3,708,132 warrants by one year. Each warrant entitles the holder to purchase one common share at a price of $0.44 per share if exercised on or before November 18, 2002. Subject to regulatory approval, the warrants will now expire on November 18, 2003.

Schedule B – Supplementary Information

1. Additional Information for the Year to Date:

   (a) Analysis of Deferred Costs, Exploration and Development:

   See Note 4 of the Financial Statements

   (b) General and Administrative Expenditures:

   See Consolidated Statements of Operations and Deficit in the Financial Statements

2. Expenditures to Non-Arm's Length Parties (in aggregate):

   See Note 6 of the Financial Statements

3. (a) Summary of Securities Issued During the Period:

   Nil

   (b) Summary of Options Granted During the Period:

   Nil

   (c) Summary of Securities as at the End of the Period:

   See Note 7 of the Financial Statements

   (d) Directors and Officers of the Company:

   John M. Leask, President and Chairman
   Brian D. Edgar, Director
   Megan M. Cameron-Jones, Director
   Robert G. Cuffney, Vice President, Exploration
   Art McQuade, Secretary

Schedule C – Management Discussion & Analysis

This discussion and analysis of the consolidated operating results and financial condition of the Company for the three months ended September 30, 2002 and 2001 should be read in conjunction with the Consolidated Financial Statements and the related Notes for the three months then ended. All dollar amounts are in Canadian dollars.

Description of Business

The Company is an exploration company active in finding and generating new mineral prospects. After performing cursory geologic work, the Company usually seeks a third party to further explore the projects. The Company's operations have been based in Nevada since 1993.

Directors' Report

Exploration activity in Nevada has shown a modest increase over the period and several major gold companies with operations in Nevada have announced larger exploration budgets for the coming year. The Company continues to add value to its portfolio of properties and to seek third party ventures despite the challenging environment in the exploration industry.

Mineral Property Update

The Company's properties, or the properties in which it has the right to earn an interest, are summarized as follows:

Property	Location	Trend	White Knight Ownership	Acres	Square Miles
Cabin Creek	Eureka County, Nevada	Battle Mountain-Eureka	100%	600	0.938
Cottonwood	Eureka County, Nevada	Battle Mountain-Eureka	100%	1,240	1.938
Gold Bar Horst	Eureka County, Nevada	Battle Mountain-Eureka	100%	2,860	4.469
Gold Pick	Eureka County, Nevada	Battle Mountain-Eureka	100%	380	0.594
Hunter	Eureka County, Nevada	Battle Mountain-Eureka	100%	960	1.500
Indian Ranch	Eureka County, Nevada	Battle Mountain-Eureka	75%	6,980	10.906
New Pass	Churchill County, Nevada	Austin-Lovelock	100%	2,140	3.344
Slaven Canyon	Lander County, Nevada	Battle Mountain-Eureka	100%	1,020	1.594
Squaw Creek	Elko County, Nevada	Carlin	100%	3,020	4.719
Total				19,200	30.002

Investor Relations

In May 2002, the Company reached an agreement with Gregory Thomas who provides investor relations services to the Company. The terms of the one-year agreement provide that Mr. Thomas receives $2,500 per month until the Company has closed an equity financing, and $6,000 per month thereafter for a total of 12 months. Mr. Thomas has also received 400,000 incentive stock options priced at $0.22 per share for a two-year period.

Liquidity

As at September 30, 2002, White Knight had working capital of $121,057. This is a decrease of $412,941 from working capital at September 30, 2001. These funds went towards ongoing operations in Nevada.

Operations

For the three months ended September 30

Loss for the period increased from earnings of $1,812 in 2001 to $64,938 in 2002. If the write-off of mineral property costs ($48,163 in 2001 and $30,252 in 2002) is excluded, the loss has increased from earnings of $49,975 in 2001 to $34,686 in 2002. Write-off of mineral property costs in 2001 and 2002 consisted of general exploration costs in Nevada. The increase in the loss after write-off of mineral property costs between 2001 and 2002 is primarily due to a reduction in option payments received.

Management fees and consulting fees increased from $24,248 in 2001 to $26,493 due to a moderate increase in activity in 2002. Amortization expense decreased from $1,519 in 2001 to $744 in 2002 reflecting the disposal of vehicles. Investor relations and shareholder information expense increased from $182 in 2001 to $9,157 in 2002 due to the Company's increased promotional activity. Interest income decreased from $7,290 in 2001 to $2,592 in 2002 due to the decrease in short-term investments in 2002.

Investing and Financing

For the three months ended September 30

Total expenditures on Nevada properties increased from $141,085 in 2001 to $218,472 in 2002 reflecting the increased level of activity designed to generate new prospects.

CORPORATE INFORMATION

JOHN M. LEASK, P.Eng
Chairman & President
Vancouver, BC, Canada

MEGAN M. CAMERON-JONES
Director
Vancouver, BC, Canada

ART McQUADE
Corporate Secretary
Vancouver, BC, Canada

HEAD OFFICE
Suite 922, 510 West Hastings Street
Vancouver, BC, Canada
V6B 1L8

Tel: (604) 681-4462
Fax: (604) 681-0180
E-mail: info@whiteknightres.com
Website: www.whiteknightres.com

LEGAL COUNSEL
Catalyst Corporate Finance Lawyers
Vancouver, BC, Canada

REGISTERED OFFICE
Suite 1400, 1055 West Hastings St.
Vancouver, BC, Canada
V6E 2E9

CAPITALIZATION
Authorized:
100,000,000 Common shares
Issued as at October 31, 2002: 28,781,152

STOCK EXCHANGE
Listed: TSX Venture Exchange
Symbol: WKR-V

BRIAN D. EDGAR
Director
Vancouver, BC, Canada

ROBERT G. CUFFNEY
Vice-President, Exploration
Truckee, CA, USA

NEVADA OFFICE
#137, 4790 Caughlin Parkway
Reno, Nevada, USA
89509-0907

Tel: (775) 828-0379
Fax: (775) 828-0381

TRANSFER AGENT
Pacific Corporate Trust Company
Vancouver, BC Canada

AUDITOR
Davidson & Company
Chartered Accountants
Vancouver, BC, Canada

FINANCIAL INSTITUTION
Bank of Montreal
Vancouver, BC, Canada